Nixon Peabody LLP

100 Summer Street

Boston, Massachusetts 02110-2131

(617) 345-1000

William E. Kelly

Direct Dial: (617) 345-1195 / Direct Fax: (866) 743-4899

E-Mail: wkelly@nixonpeabody.com

December 20, 2012

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	ThermoEnergy Corporation
Registration Statement on Form S-1
Filed December 14, 2012
File No. 333-185487

Ladies and Gentlemen:

On behalf of ThermoEnergy Corporation (the “Company”), we are today filing, pursuant to the Securities Act of 1933, Amendment No. 1 to the above-referenced Registration Statement (as so amended, the “Registration Statement”). This filing has been marked in accordance with Rule 310 of Regulation S-T in order to show changes from the Registration Statement filed on December 14, 2012.

Amendment No. 1 is being filed for the following purposes:

(i)	to add to the Cover Page the conventional delaying amendment, which was inadvertently omitted from the Registration Statement when originally filed;

(ii)	to reflect the departure of the Company’s former Chief Financial Officer;

(iii)	to correct disclosure of beneficial ownership of the Company’s Common Stock by certain of the selling stockholders; and

(iv)	to file as Exhibit 10.65 the employment agreement of the Company’s new Chief Executive Officer, who will assume office on January 2, 2013.

Sincerely,

/s/ William E. Kelly

William E. Kelly